Darren K. DeStefano

(703) 456-8034

ddestefano@cooley.com

June 22, 2012

VIA EDGAR

Edward Bartz, Esq.

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Gladstone Investment Corporation
Preliminary Schedule 14A filed May 7, 2012
Commission File No. 001-34007

Dear Mr. Bartz:

On May 7, 2012, Gladstone Investment Corporation (the “Fund”), filed with the United States Securities and Exchange Commission (the “Commission”) a Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy Statement”). On May 11, 2012, the Company received two oral comments from the Staff of the Division of Investment Management (the “Staff”) related to the Preliminary Proxy Statement (the “Comments”), requesting that the Fund include in its definitive proxy statement (the “Definitive Proxy Statement”), with respect to the proposal to authorize, under certain circumstances, issuances of common stock at a price per share below net asset value (“NAV”), (1) expanded dilution disclosure and (2) a hypothetical example with an offering size that is more representative of an actual offering.

In response to the Staff’s comments, the Fund respectively advises the Staff that concurrently herewith it is filing the Definitive Proxy Statement, which includes, with respect to the proposal regarding issuances of common stock at prices below NAV, expanded dilution disclosure and revised hypothetical examples with an offering size that is more representative of an actual offering with substantially the same degree of disclosure as the Fund’s registration statements filed with the Commission on Form N-2.

* * * * * * * *

The Fund and its management acknowledge that:

•	they are responsible for the adequacy and accuracy of the disclosure in the Fund’s filings with the Commission;

ONE FREEDOM SQUARE, RESTON TOWN CENTER, 11951 FREEDOM DRIVE, RESTON, VA 20190-5656 T: (703) 456-8000 F: (703) 456-8100 WWW.COOLEY.COM

June 22, 2012

Page Two

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Please direct any further questions or comments concerning the revised disclosure, the Definitive Proxy Statement or this response letter to the undersigned at (703) 456-8034.

Sincerely,

/s/ Darren K. DeStefano

Darren K. DeStefano

Attachment

cc:	David J. Gladstone, Gladstone Management Corporation

Michael LiCalsi, Esq., Gladstone Administration, LLC

David Watson, Gladstone Administration, LLC

Thomas R. Salley

ONE FREEDOM SQUARE, RESTON TOWN CENTER, 11951 FREEDOM DRIVE, RESTON, VA 20190-5656 T: (703) 456-8000 F: (703) 456-8100 WWW.COOLEY.COM